Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Tata Motors Group Investor Day

May 5, 2023, Mumbai: please take on record that Tata Motors Group is hosting Investor Day in June 2023 for Tata Motors India Business and Jaguar Land Rover, the details of which are reproduced herein below.

Tata Motors Group Investor Day
Tata Motors Group is hosting Investor day in June 2023 for Tata Motors India business and Jaguar Land Rover. The details of the same are as mentioned below
Tata Notice – Tata Motors Group

Details for Tata Motors Limited India Investor Day

Tata Motors Limited is hosting India Investor day on Wednesday, June 7, 2023 in Mumbai. The conference will start at 9:00 hrs and end at 17:00 hrs India Time. The Investor day would give investors / analysts an opportunity to hear from the leadership on a range of topics including updates on strategy.

Please refer to the below link to express an interest to attend the event

https://www.tatamotors.com/tml-india-investor-day-2023/

The deadline to express your interest for the event is 23:00 IST on May 20, 2023. Given that the event venue has limited seating capacity, we will contact you via email confirming your registration by May 31, 2023. The admission to the event is based at sole discretion of the Company.

If you have any further queries, please contact the TML Investor Relations team via email tmlinvestorday2023@tatamotors.com

Post the event, a copy of the presentation and recording of the event will be made available on the website at https://www.tatamotors.com/investors/

Jaguar Land Rover Investor Day

Jaguar Land Rover Automotive Plc will be holding an Investor Day on Monday, June 12, 2023 from 08:30 am UK time at its offices in Gaydon, Warwick, UK.

This event will give JLR bondholders and banks, and Tata Motors investors an opportunity to hear from the leadership of JLR on a range of topics including an update on our Reimagine strategy and business plans.

Details of the event can be found at the below link

https://www.jaguarlandrover.com/news/2023/04/jaguar-land-rover-automotive-plc-announces-investor-day

Kindly note, the expression of interest for JLR Investor day will have to be separately done on JLR website (the details of the same are available in the link mentioned above)

If you have any further queries, please contact the JLR Investor Relations team via email investor@jaguarlandrover.com

This is for the information of the Exchanges and the Members.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.